

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2008

Mr. Bob Rankin
Chief Financial and Operating Officer
House of Taylor Jewelry, Inc.
9200 Sunset Blvd.
Suite 425
West Hollywood, California 90069

       **Re:**    **House of Taylor Jewelry, Inc.**
                **Item 4.02 Form 8-K**
                **Filed April 16, 2008**
                **File No. 0-25377**

Dear Mr. Rankin:

       We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Adam Phippen
                    Staff Accountant